UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  February 2010

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® and Iberbanda Reach Milestone of 1,000th WiMAX™ Base Station Installed in Spain. Dated February 17, 2010	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: February 17, 2010	By:	/s/ Efrat Makov
Name: Efrat Makov
Title: CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® and Iberbanda Reach Milestone of 1,000th WiMAX™ Base
Station Installed in Spain

Alvarion’s BreezeMAX® platform delivers high-speed wireless broadband enabling a variety of applications

Tel Aviv, February 17th, 2010 — Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of 4G WiMAX™ and wireless broadband solutions, and Iberbanda, Spain’s leading WiMAX carrier, today announced that the companies have now deployed 1000 base stations in Spain. The deployment, using Alvarion’s BreezeMAX® base station solution at 3.5 GHz frequency, is currently providing high speed data and voice services to a large population in Spain.

Iberbanda, focused in rural and underserved areas, is working through direct as well as indirect channels to offer wireless broadband services in many autonomous communities in Spain including Castilla y Leon, Catalunya, Navarra, and Andalucia.

“We are committed to bring advanced broadband services and applications to our customers,” said Mr. Ricardo Gomez Villagran, CEO of Iberbanda. “Through Alvarion’s robust cutting-edge WiMAX solutions, top quality radio performance and highly stable networks, we are able to offer efficient high-quality broadband services to our customers.”

“The WiMAX Forum congratulates Iberbanda for reaching this important milestone in its deployment using Alvarion’s WiMAX Forum Certified equipment,” said Ron Resnick, president and chairman of the WiMAX Forum. “WiMAX networks continue to expand at a very healthy pace despite challenges from the slowly recovering global economy, and we look forward to more meaningful progress from the ecosystem in 2010.”

“We are pleased to be supporting Iberbanda’s commitment to enable broadband services throughput the country to bridge the digital divide,” said Eran Gorev, president and CEO of Alvarion. “Our experience in rolling out high-speed wireless broadband networks, combined with our expertise in all-IP WiMAX solutions, has been instrumental in reaching this milestone.”

Alvarion offers an integrated all IP, 4G WiMAX solution coupled with turnkey professional services. Alvarion’s BreezeMAX solution is based on fourth generation OFDM radio innovation that provides state-of-the-art 4G functionality in one of the industry’s most deployed WiMAX platforms. BreezeMAX is built with IP and OFDM innovation that spans over 12 years of development experience and provides a carrier class stable platform that allows rapid development of new features. Alvarion’s products use advance technologies to increase power efficiency and reduce product foot print thus minimizing the environmental impact of its solutions and improving operators' business case with lower total cost of ownership.

About Iberbanda
Iberbanda, operator of broadband telecommunications, offers customers a broad range of services providing access to high speed Internet, telephony, data transmission and value-added services network, which are sold through its website www.iberbanda.es, freephone and 1632.

Iberbanda, with a presence throughout the national territory, is the operator of broadband telecommunications, which has its own communications network via radio technology (LMDS, WiMAX) to deliver services with advanced features and provide connectivity to large areas where no other broadband infrastructure.

About Alvarion
Alvarion (NASDAQ:ALVR) is a global leader in 4G wireless communications with the industry’s most extensive customer base with hundreds of commercial WiMAX deployments. Alvarion’s industry leading solutions enable true open 4G and vertical applications for service providers and enterprises. Through an OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy large scale end-to-end turnkey networks, Alvarion is delivering the true 4G broadband experience today (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in WiMAX license allocation in certain countries; the failure of the market for WIMAX products to develop as anticipated; potential impact on our business of the current global recession;, Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

"WiMAX" is a trademark of the WiMAX Forum.
"Alvarion" is a registered trademark of Alvarion Ltd. in certain jurisdictions
All other companies' names, products, services may be the properties of their respective owners.